

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2012

Via E-mail
Pedro Arnet
Executive VP & CFO
MercadoLibre, Inc.
Arias 3751, 7th Floor
Buenos Aires, C1430CRG, Argentina

Re: MercadoLibre, Inc
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 9, 2012
File No. 001-33647

Dear Mr. Arnet:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Year ended December 31, 2011 compared to year ended December 31, 2010, page 56

1. You state that the increase in cost of revenues from fiscal 2010 to fiscal 2011 was primarily attributable to the increase in collection fees associated with the MercadoPago payment solution. Please explain further the nature of these "collection fees." Also, tell us how collection fees may differ based on payment solutions, country, marketplace, etc.

Liquidity and Capital Resources, page 66

2.   In your response to comment 4 in your March 29, 2011 letter you provided disclosures regarding the amount of cash and investments of foreign investments as well as the percentage of your consolidated cash and investments that are held outside the U.S. and indicated that you would include this information in future filings. While we note that you included this information in your quarterly reports on Form 10-Q, it appears that you have not included it in your annual report on Form 10-K. Please confirm that you will also include this information in your future Form 10-K filings.

3.   Please explain to us your billing and collection procedures for both your up-front and final value fees. In your response, tell us when you bill the sellers for these services, what the typical payment terms are and how payments are received. For example, as it relates to the final value fees, tell us if the company retains a portion of the fee charged by the seller when processing the buyer's payment. Also, tell us whether the allowance for doubtful accounts relates primarily to receivables due from up-front service fees, final value fees or both.

4.   Please provide us with an aging analysis of your receivable balances outstanding as of December 31, 2011 as compared to December 31, 2010, with explanations for significant unreserved past due amounts. Further, to the extent there is a delay in the write-off of fully reserved receivables please explain the reason for this.

Item 9A. Controls and Procedures, page 73

5.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

- How do you evaluate and assess internal control over financial reporting?

  In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

- How do you maintain your books and records and prepare your financial statements?

  If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

- What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

- Do you have an audit committee financial expert?

    We note from the disclosures on page 5 of your DEF14A that you have identified an individual who serves as your audit committee financial expert. Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Condensed Consolidated Statements of Changes in Shareholders' Equity, page 6

6.   It appears that you adopted the guidance in ASU 2011-05 (as amended by ASU 2011-20) during the first quarter of fiscal 2012. We further note that you continue to include the individual components of other comprehensive income in the statement of changes in shareholder' equity. Please confirm for us that in future filings you will present one line item representing the total other comprehensive income for each period in your statement of stockholders' equity consistent with the guidance in ASC 220-10-45-14.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by

Mr. Pedro Arnet
MercadoLibre, Inc.
June 28, 2012
Page 5

the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Jacobo Cohen Imach
        General Counsel